

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2013

Via E-mail
David E. Meador
Executive Vice President and
Chief Financial Officer
DTE Energy Company
One Energy Plaza
Detroit, Michigan 48226

> **Re: DTE Energy Company**
> **DTE Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 20, 2013 and February 21, 2013**
> **File Nos. 1-11607 and 1-02198**

Dear Mr. Meador:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Andrew Mew

                            Andrew Mew
                            Accounting Branch Chief